INVEST IN **UNIVENTURE, INC.**

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💡 Diverse Innovation with 3 growth brands and a new technology for upside!


Univenture Inc.
EnvyPak
UniKeep
CARDNOTER
Biosortia
Microbiomics

univenture.com Dublin OH

Retail | Main Street | Technology | Advertising | B2C

OVERVIEW UPDATES 4 WHAT PEOPLE SAY 7 ASK A QUESTION 1

Highlights

1. 💰 Profitable, growing, diversified product and customer focused company with over 75 patents issued worldwide
2. 📈 Over $430 Million in total sales, and 27 profitable years with a non-concentrated customer base
3. 🎬 Multiple brands growing with substantial Upside Potential, including a growing interest in a disruptive Biotech
4. 🏆 5 time INC 500 awardee, Nations SBA Business Person of the Year, and dozens of other awards and honors for TEAM
5. 💪 Fortune 500, business customers and consumers love our products
6. 👏 The partially owned biotech received funding from ARPA-E, DARPA, USAF-RL near $9 million and $12 million dilutive
7. 🌎 ESG - An inclusive, socially responsible, environmentally focused company
8. 🔐 Over 300 products online, with our manufacturing in Marysville Ohio, other products made in USA & beyond

Our Team



Michele Cole Co-Founder, President & CMO

Providing leadership, creativity, and inspiration to an innovative company. Continually adjusting to product life cycles and always keeping an eye toward the future. Motivating, communicating, inspiring all to build a great company.

As a diversified company we have a number of successful technologies that have led to hundreds of successful products. Our big idea is the continued support for Biosortia, EnvyPak, UniKeep and CARDNOTER brands and platforms. These efforts could lead to substantial growth and the opportunity to drive sustainable profits for decades.



Ross O. Youngs Founder, Inventor, & Chairman

5-Time INC 500, Hall of Fame, Nation's Businessperson of the Year 1998, +75 patents issued worldwide, R&D 100 Award, $9 million in competitive biotech grants. 22+ years in educational peer

groups. Florida Institute of Technology, IUPUI/Purdue



David R. Coho CFO

Results oriented entrepreneurial executive with demonstrated success in leading global operations, business modeling and budgeting with P&L accountability, innovation focused customer-centric, leader for new product, systems, and commercialization.

Pitch



2022
Univenture Inc.
INVESTOR PRESENTATION
AWARD WINNING INVENTORS OF ECO-FRIENDLY PACKAGING WHO ARE CREATING TECHNOLOGY FOR THE FUTURE



AT A GLANCE
An Innovation Powerhouse Leading The Way In BioTech, Packaging & Document Storage
Reduce • Reuse • Recycle • Repurpose
Over 300 Products Available Direct and Online
For over 34 years, Univenture has been involved with high end direct mail, publishers, promotional distributors and life science.
Over $430m generated and 75 patents worldwide
IP includes utility or design patents, trademarks, trade secrets including process, manufacturing, systems, data and other.



OUR TECHNOLOGY BREAKTHROUGHS
Unlocking the latest groundbreaking drugs
Biosortia Microbiomics has unprecedented access to microbiome chemistry.
Able to process 20M liters of an aquatic microbiome, with savings of 1/2000th compared to traditional methods.
Using recyclable & reusable materials
Our industrial single use plastics can be made from bio-based and sustainable plant-based materials and are also recyclable or reusable.
Logistics within 600 miles of the majority of US industries
Our facility is conveniently located in the heart of Ohio, USA with easy access for shipping, receiving and warehousing supplying North America including Amazon and Walmart fulfillment centers.
Targeted direct mail speaks before it's opened
Today's direct mail leverages data and insights to maximize response.
EnvyPak clear envelopes allow your targeted content to speak



ABOUT BIOSORTIA
Partly owned & funded by Univenture
There's a lack of access to hidden molecules
Biosortia's ability to recover active microbiomes at quantity, and quality, is creating massive opportunities to explore the next frontier of chemotherapeutics.
Accelerating discovery in critical life science
Going forward, our technology will allow Biosortia to tap into numerous additional major market opportunities spanning longevity, cosmetics, and agricultural products - expanding what science has had in access and knowledge to microbes by 100X what we have today.
Key Relationships
Waters
Agilent
DiscoverX
charles river
COSMOSID
Calibr
amri
INFINITYBIO
JLABS



Biosortia Microbiomics 90 sec overview
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Biosortia has created and proven an efficient breakthrough technology to obtain the quantity and quality of natural microbes to create new product discovery.
Industrial scale for a sustainable, environmentally friendly way of bioprospecting via high throughput testing natures secrets.
DARPA
arpa·e
Watch on YouTube



BIOSORTIA'S POTENTIAL IMPACT ON UNIVENTURE'S VALUATION RANGE
Planned Projection
Future Projection
1,000,000,000
750,000,000
500,000,000
250,000,000
0
2020
2021
2022
2023
2024
2025



ABOUT ENVYPAK
Univenture Brand
EnvyPak is an Ohio-based manufacturer of clear envelopes and clear plastic products that make an everyday impact in dozens of industries worldwide.
Clear Mailing Envelopes
• Custom shapes, sizes & designs
• USPS-approved polypropylene
• Auto-insertable
• Creative interaction printing
• Bio-plastic mailers
Clear Specialty Packaging
• Packing list envelopes
• Retail packaging
• Medical packaging
• Industrial packaging
• Hospitality packaging
Clear Office Products
• Page protectors
• Name badge holders
• Adhesive pockets
• Archival storage
• Bind-in products
Companies Who Love Us
Mercedes-Benz • RR Donnelly • American Express • Procter & Gamble • Citibank
Liberty University • BMW • Disney • Compassion International • Capital One • Men's Wearhouse
John Deere • Mazda • Nissan • Victoria's Secret • Toyota • PNC • Dunn & Company • Staples
Discover • Starwood Hotels & Resorts • University of Arizona • Boehringer Ingelheim
MADE IN USA



USPS Approved EnvyPak Automation Letter Rate (ALR) Cle...
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ABOUT UNIKEEP
Univenture Brand
UniKeep LLC, manufacturers and marketers of innovative, patented and environmentally friendly binders, kits and media storage. EnvyPak's page protector product line pairs perfectly with UniKeep and allows us to supercharge product development beyond the individual brands alone.
Collections & Journals
Trading Card Storage
Video Game Storage
Movie & Music Storage
Hobby Kits
Home & Family Kits
Travel & Leisure Journals
Photo Storage
Home & Office
Clear View Binders
Portfolio Binders
Page Protectors
Adhesive Pockets
Disc Wallets
Business & Industrial
Custom Printed
Safety Binders
Job Ticket Holders
Specialty Packaging
Fulfillment
Companies Who Love Us
Joyce Meyer • Microsoft Maps • Philips Lifeline • Weather.com
Callard Promotional Marketing • Casio • Nationwide
Denton Regional Medical Center • Cardinal Health • DHG Healthcare
First Bankcard • Pinnacle Healthcare • Ford • Devry University • FEMA
MediVet • Indiana University Health • Maxwell • Verbatim • Midwest Tape • Recorded Books
Partners In Consumer Supply Chain:
Amazon Ebay Etsy Walmart
BASEBALL
VIDEO GAME COLLECTION
Assembled in the USA



UniKeep - Presentation Binders for Meetings, Portfolios and...
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SHIFT
TALENT MANAGEMENT
UniKeep
PRESENTATION
BINDER
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ABOUT CARDNOTER

Univenture Brand

CARDNOTER® includes a variety of pocket paged publishing products including various tasting journals and activity journals. Also, designed for various industries in the ad specialty space, along with many consumer channels.

- Makes a great giveaway for Tradeshows, Conferences, Conventions and Seminars
- Add your full color company graphics or marketing message to the cover
- The pocketed pages hold various items such as business cards, tickets, labels and other ephemera
- Additional content pages can be added with your message

Member of the Advertising Specialty Institute

asi Advertising Specialty Institute®


DISC GOLF
TRAVEL PLANNER
CANNABIS


CardNoter Business Card Collection Book Demo (Great for ...
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FUNDING

We will build on experience and success to bring new products and technologies into the market to drive revenue and profit expansion. Selling and licensing products and technologies is how Univenture created more than $430 million in sales since 1988.

Univenture's transition to new products over legacy products is nearly complete signaling a long stretch of sales and profit increases ahead.

Our plan is to:
- accelerate our key product lines through strategic marketing and sales efforts
- continue to create innovative new products and technologies for future and existing categories
- add to our US based manufacturing capabilities and capacity to support increasing sales
- on shoring in USA is hot and will drive new sales with capacity and capability
- increase the stake in Biosortia Microbiomics for upside potential

Previously Biosortia Microbiomics has invested nearly $22M in successfully creating an executable technology



UNIVENTURE LOCATION

Corporate Headquarters

Dublin, Ohio
- Sales & Support
- Marketing & PR
- Accounting & Legal
- Executives





Manufacturing

Marysville, Ohio
- EnvyPak
- UniKeep - finishing
- Safety-sleeve
- CardNoter
- PackZen



Biosortia Microbiomics

Dublin, Ohio
- Microbiome Harvesting
- Metagenomics - (future)



LOWERING COSTS & INCREASING MANUFACTURABILITY



Univenture has historically and continually looked for innovative opportunities to create products that are Better, Faster, Cheaper or Differentiated.

- EnvyPak products are based on DarkWeld technologies that can run 4X faster than traditional technologies in making welded plastic (bioplastic) products with the smoothest welds.
- UniKeep has environmentally friendly options that follow all four principles of 4R's - Reduce, Reusable, Recyclable, and Repurpose.
- Univenture also ships in bulk to many distribution locations in order to make delivery efficient in costs (environmental & commercial) and speed to consumer or user.

Univenture is also really proud of reducing the commercial and environmental cost of direct mailing of "must engage" customer interactions.

EnvyPak has a much higher 'open' and 'response' rates cost in ROI is significantly higher than typical mail.



PRODUCT DIFFERENTIATION

Univenture has unique categories and products because that is how we win in the marketplace. Be better than the competition by having products our customers LOVE.

Unique and differentiated is the key to Univenture's past and future success.

- EnvyPak® technology produces the best and fastest plastic welds in the market
- UniKeep® is an enclosed, stackable, archival, versatile organization binder system
- CardNoter® is the only pocketed paper publishing system
- Biosortia Microbiomics (partially owned investment) is the only company with direct access to microbiomes in natural habitats allowing deep exploration into future valuable small molecules


Growth

RAPID AND INEXPENSIVE SCALING

Univenture continually improves various manufacturing processes for speed, scale, and capability. We build strategy into everything we do, which has allowed the company to historically win in areas where competition was extreme

See the following old video to get an idea of how Univenture thinks about winning in competitive spaces

bit.ly/UniventureVideo

Ultimately, machines we owned were placed on three continents and sold billions of units over the 15 year life cycle of the product and technology.

See patents

US Pat # 5,875,614

US Pat # 5,588,527





SUSTAINABILITY IS INTEGRAL TO US

Univenture has and will continue to be focused on the environment and sustainability. Our many historical initiatives have positioned us to be a leader in sustainable products, the funds from our crowdfunding campaign will help us to do that.

We are continuing product development to reach our sustainability goals. Shifting to a sustainable business model is no easy challenge but we have identified many new materials and processes that will accelerate the pace. We are excited to release new products that will help us achieve our goals.

All of our products are recyclable and have the ability to be repurposed, many of our products are meant for archival long term storage and protection of documents. We aim to have many of our products be completely back yard compostable in the very near future. unikeep.com/green-initiatives



ROSS YOUNGS

CEO, Founder, Inventor, Board Member - 34 years

- 5-Time INC 500
- Hall of Fame
- Nation's Businessperson of the Year 1998
- +75 patents issued worldwide
- R&D 100 Award winner
- $9 million in competitive biotech grants
- 22+ years in educational peer groups
- Environmental Science - Florida Institute of Technology
- Industrial Engineering-IUPUI/Purdue

MICHELE COLE

President, Co-Founder, Inventor, Board Member - 34 years

- Leading multiple start-up product launches within the consumer and B2B segments worldwide
- Manage manufacturing operations, production engineering, and production planning
- Lead Marketing efforts to develop customer acquisitions planning and strategies for multiple brands.